VIA EDGAR

March 31, 2006

Mr. Michael Fay

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549-3561

RE:

Midwest Air Group, Inc.
File No. 1-13934
Form 10-K for the Fiscal Year Ended December 31, 2005

Dear Mr. Fay:

This letter sets forth the response of Midwest Air Group, Inc. (the “Company” or “Midwest”) to the letter from the Securities and Exchange Commission dated March 10, 2006. Following each comment (reproduced in bold italics), we provide our response. If you would like to discuss our responses, you may contact Curtis Sawyer at (414) 570-4001 or Chris Hennessy at (414) 570-4005.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Form 10-K: For the year ended December 31, 2005

Note 4: Financing Agreements

Credit Card Holdback

1. We have reread your prior correspondence to the staff. Please further explain to us why you have not characterized the amount due from the credit card processors as a receivable on your balance sheet. As part of your response, tell us whether the cash accounts are held in your name or whether they are owned by the credit card processors. In addition, explain to us the terms and restrictions on the accounts in which the cash is held.

The majority of the restricted cash balance (approximately 86% as of December 31, 2005) relates to a cash reserve maintained at U.S. Bank, as further described below.  The remainder of the restricted cash balance represents workers’ compensation deposits, other credit card processing deposits and deposits required by certain of the Company’s lease agreements.

The Company enters into daily advance ticket sales transactions.  Airline passengers purchase tickets on flights through a variety of channels.  The most popular method of ticket purchase is via credit card.  In the event a customer purchases a ticket for travel on Midwest via credit card, the travel agent “charges” the credit card and submits the credit card transaction electronically though the Automated Clearing House (ACH).   The ACH system electronically transfers cash from the customer’s credit card issuer first to Mastercard/Visa and then to U.S. Bank, the Company’s Mastercard/Visa credit card processor.  U.S. Bank receives the cash electronically on the Company’s behalf.  U.S. Bank then typically (absent the withholding described below) would deposit the cash in the Company’s account.  Credit card transactions are generally settled within one to three business days in the ACH system.

Based on the protections that consumers are afforded under federal law governing the use of credit cards, credit card processors have financial risk associated with tickets purchased for travel in the future.  In the event that the airline does not fulfill the travel obligation, the consumer may look to the credit card processor for a refund.

In response to the industry turbulence created by the September 11, 2001 terrorist attacks, credit card processors began requiring cash reserves to be held to protect themselves in the event of an airline bankruptcy and the ultimate failure of the airlines to provide travel services which had been previously purchased by consumers.  Specifically, in the Company’s case, the Mastercard/Visa credit card processor (U.S. Bank), pursuant to the agreement between the Company and U.S. Bank, requires amounts representing 90% of the cash received related to flights purchased prior to the scheduled departure date to be maintained in an account at U.S. Bank (“Cash Reserves”) to cover U.S. Bank’s potential exposure for the unused tickets.  To accomplish this, U.S. Bank net settles the amount due the Company by withholding 90% of the cash received electronically through the ACH system and remitting the remainder to the Company on a daily basis.  In essence, U.S. Bank is acting in a de facto agency capacity by receiving the cash on behalf of the Company and investing the Cash Reserves on behalf of the Company.

Footnote 1 to Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (“SFAS 95”) states the following:

Consistent with common usage, cash includes not only currency on hand but demand deposits with banks or other financial institutions.  Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.  All charges and credits to those accounts are cash receipts or payments to both the entity owning the account and the bank holding it.  For example, a bank's granting of a loan by crediting the proceeds to a customer's demand deposit account is a cash payment by the bank and a cash receipt of the customer when the entry is made.

The guidance in footnote 1 above provides an example (the bank’s granting of a loan by crediting the proceeds directly to a customer’s account) of what may appear to be a “non-cash” transaction and indicates that such transaction should be treated as a cash transaction.  The transactions between the Company and U.S. Bank related to the Cash Reserves are similar to the example in footnote 1 above; U.S. Bank, acting as a de facto agent of the Company, receives cash on the Company’s behalf (which the Company presents as an operating cash inflow) and invests the cash on the Company’s behalf (which the company presents as an investing cash outflow).

The Cash Reserves are maintained in the name and control of U.S. Bank and may be commingled with other funds of U.S. Bank, however the amounts due the Company are tracked separately and reported daily to the Company.  The Cash Reserves earn interest while on deposit at U.S. Bank and are held in a money market fund - First American Funds Prime Obligations or any other equivalent investment approved by U.S. Bank.  The earnings on the Cash Reserves are credited to the account of the Company.

The restrictions on the Cash Reserves lapse at the date of the scheduled flight departure for the related tickets.  The restrictions on the Cash Reserves lapse no longer than 11 months from the date that the cash is originally received and withheld by the credit card processor.  This is due to the fact that Midwest sells tickets up to 11 months in advance.  The amounts previously withheld, for which the scheduled travel date has lapsed, are remitted on a daily basis.  There is no provision allowing Midwest to withdraw the funds early.

As mentioned above, the majority of the restricted cash line item on the balance sheet relates to the Cash Reserves.  The characteristics of these Cash Reserves are more similar to cash equivalents or investments than to receivables.  These distinguishing characteristics include:

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The Cash Reserves earn interest (approximately 3.5%, as of December 31, 2005)

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The Cash Reserves are held in a financial depository institution (U.S. Bank)

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The Cash Reserves are tracked separately and reported daily to the Company

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The travel customer has paid the credit card processor and the processor is holding the Cash Reserves as security, pending performance by the Company

SFAS 95 indicates that cash available for general operations should be distinguished from cash that is restricted by agreements with third parties for special purposes.  As noted above, footnote 1 of SFAS 95 states, in part, “cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.”  The Cash Reserves are held at U.S. Bank, as collateral, with U.S. Bank having first security interest in the Cash Reserves.

We have concluded that the Cash Reserves represent restricted cash deposits as they do not meet the definition of cash equivalents included in SFAS 95 paragraph 8. Therefore, we have classified them as restricted cash on the balance sheet.

2. Please tell us why you believe it was appropriate to reclassify the cash flows related to the restricted cash from the operating activities section of the statements of cash flows to the investing activities section. Your current presentation does not appear appropriate since there is not an actual cash outflow from you to the restricted cash accounts.

As described above, U.S. Bank acting in a de facto agency capacity collects the ticket sales proceeds on behalf of the Company and invests the Cash Reserves on behalf of the Company.  We had historically reported changes in restricted cash in the operating section of the statement of cash flows.  During June 2005, after discussion with our external auditors, we determined that the more appropriate treatment of the changes in the restricted cash was to reflect those changes in the investing section of the statement of cash flows.  This position was suggested because the restricted cash cannot be withdrawn without prior notice or penalty.  We are contractually limited in our ability to withdraw funds at any time; accordingly, the balance on deposit in the Cash Reserves is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand.  Therefore, deposits and withdrawals of principal balance in restricted cash accounts represent the creation or return of investment, which should be presented as investing activities in the statement of cash flows.

The classification of the activity in the investing section of the statement of cash flows would also be appropriate if the classification of the Cash Reserves were determined to be another type of current asset such as an amount due from the bank, based upon paragraph 15 of SFAS 95.

3. In addition, explain to us in detail why the “cash outflows” that relate to the restricted cash meet the definition of an investing activity as defined by SFAS 95. The restricted cash does not appear to be an investing activity since you are not acquiring assets held for or used in the production of goods or services, making and collecting loans, or acquiring and disposing of debt or equity instruments.

As further discussed in the response to questions 1 and 2, U.S. Bank, acting as a de facto agent of the Company, receives cash on the Company’s behalf (which the Company presents as an operating cash inflow) and invests the cash on the Company’s behalf (which the company presents as an investing cash outflow).  Restricted cash represents an investment.  Accordingly, the Company believes that the most appropriate presentation of changes in the restricted cash balance is to include such changes within cash flows from investing activities.

4. Please explain to us why it is not necessary to restate your financial statements to present the changes in your restricted cash as an item in the operating activities section of your statements of cash flows.

We believe our statements are properly reported and provide the relevant information needed by investors, creditors and others to assess the Company’s cash flow activities.   Based on the answers in questions #1 – #3 above, we believe that no restatement is necessary.  Our presentation is also consistent with other companies in the airline industry.

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the flings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The second paragraph of this response letter contains the written acknowledgement of the requested items.

Very truly yours,

MIDWEST AIR GROUP, INC.

Curtis E. Sawyer

Senior Vice President and Chief Financial Officer

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